BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), under the terms of CVM Instruction #358, of January 3, 2002, and in connection with the Material Fact dated as of June 29, 2018, informs its shareholders and the market in general that its Board of Directors, in the meeting held on August 31, 2018, approved the appointment of executives for the following positions:

Chief Financial and Investor Relations Officer

Mr. Elcio Ito takes over the position of Chief Financial and Investor Relations Officer, which has been temporarily accumulated by Mr. Lorival Luz, Global Chief Operating Officer. An executive with more than 20 years of professional experience in Finance, Planning, and Commodities, Mr. Ito initiated his professional trajectory at Lloyds Bank and built a sound career at General Motors for ten years, of which four abroad (USA, Switzerland, and Germany), always focusing on the finance department. For seven years at BRF, Mr. Ito led important challenges within the Company, serving in Treasury, Financial Planning, Capital Budgeting, Market Risk, and Investor Relations. In 2017, he occupied temporarily the position of Chief Financial Officer for six months and, in October of the same year, he took over as Vice-President of Integrated Planning with responsibility over Integrated Planning, Commodities, International Logistics and Market Intelligence.

Vice-Presidency of Integrated Planning

Mr. Leonardo Dallorto takes over as Vice-President of Integrated Planning. An executive with 18 years of experience, Mr. Dallorto started his career at ALL and, in 2002, he joined Vale at the Department of Port and Rail Logistics, fostering the international expansion of the company in projects in Canada, India, and Africa. From 2007 to 2011, he worked at McKinsey&Co and developed projects in supply chain, procurement, strategy, and M&A at different companies in several sectors within Latin America. Since 2011 serving as a Director at BRF, he led the departments of Procurement, Integrated Planning, and Logistics for the South Region. Since March 2018 he has been serving as Executive Director of Industrial Operations.

Vice-Presidency of Strategy, Management, and Innovation

Starting as of October 01, 2018, the Company engaged Mr. Rubens Pereira as Vice-President of Strategy, Management, and Innovation. An executive with more than 20 years of experience, Mr. Pereira served in consulting companies like Booz-Allen & Hamilton and Boston Consulting Group. He leaves the position of Global Director of Strategy and Innovation for the Vegetable Oil business at Cargill, a company that he worked for since 2004 and occupied serval executive positions. Mr. Pereira holds a bachelor’s degree in Electronic Engineering from ITA and an MBA from MIT.

São Paulo, September 03, 2018.

Lorival Nogueira Luz Jr.

Global Chief Operating Officer

Chief Financial and Investor Relations Officer